FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of     January 2009

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1	News Release dated January 27, 2009

EXHIBIT 99.1

news release

401 Bay Street, Suite 2010,

P.O. Box 118

Toronto, Ontario

Canada M5H 2Y4	NYSE: TC TSX: TCM, TCM.WT Frankfurt: A6R

January 27, 2009

THOMPSON CREEK CHANGES PRODUCTION GUIDANCE FOR 2009

Thompson Creek Metals Company Inc. (the “Company”), one of the world’s largest publicly traded, pure molybdenum producers, today announced that due to unfavorable market conditions and reduced demand for molybdenum, the Company intends to reduce molybdenum production in 2009 from levels that were previously planned.

The Company is currently reviewing adjustments to production plans and at this time anticipates total molybdenum production of 20 to 24 million pounds in 2009, down from previous guidance of 31.5 to 34 million pounds.

“In response to the downturn in worldwide economic activity, the Company decided in December 2008 to reduce planned capital expenditures as part of an initiative to conserve cash and we are now taking the added step of reducing production levels,” said Kevin Loughrey, Chairman and Chief Executive Officer.

“We are currently planning a temporary shutdown for about a month this summer in mining activity at both the Thompson Creek and Endako mines and there will be other production changes about which we will provide details at a later date after they are decided. The Company intends to remain flexible and adjust production as needed in response to changing market conditions.”

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a metallurgical roasting facility in Langeloth, Pennsylvania and a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia. Thompson Creek is also evaluating two high-grade underground molybdenum deposits, the Davidson Deposit near Smithers, B.C., and the Mount Emmons Deposit near Crested Butte, Colorado. The Company has approximately 800 employees. Its principal executive office is in Denver, Colorado, and it has other executive offices in Toronto, Ontario and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Readers should refer to Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

For more information, please contact: Wayne Cheveldayoff, Director of Investor Relations Thompson Creek Metals Company Inc. Tel.:416-860-1438 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.:514-939-3989 dsymons@renmarkfinancial.com

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